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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RTW, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
74974R 10 7
(CUSIP Number)
Alfred L. LaTendresse
RTW, Inc.
Suite 1430
8500 Normandale Lake Boulevard
Minneapolis, MN 55439, Phone: (952) 893-0403
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 18, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74974R 10 7	Page	2	of	4

1	NAMES OF REPORTING PERSONS: David C. Prosser

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		279,339

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		126,532

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		279,339

WITH	10	SHARED DISPOSITIVE POWER:

		126,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	427,772

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

The Schedule 13D of David C. Prosser is hereby amended as follows: Because Margaret F. Prosser owns less than five percent of the outstanding shares of RTW and David C. Prosser is a joint owner of all shares owned by Margaret Prosser, she is omitted from this Schedule 13D.
Item 1. Identity and Background
(a)	Name. This statement is being filed by David C. Prosser.

(b)	Address of Principal Business Office Or, If None, Residence. The principal address of David C. Prosser is 20645 Radisson Road, Shorewood, Minnesota 55331.

(c)	Present Principal Occupation or Employment. David C. Prosser is Chairman Emeritus of the Board of Directors of RTW, Inc.

(d)	Criminal Proceedings. — None.

(e)	Litigation. — None.

(f)	Citizenship. Mr. Prosser is a citizen of the United States.
Item 2: Purpose of Transaction

Pursuant to a Letter Agreement dated April 18, 2006, David C. Prosser and Margaret F. Prosser (the “Sellers”) agreed to sell to RTW, Inc. in a private sale 90,000 shares of the Company’s common stock at a price of $11.00 per share. Closing of the purchase is expected to occur on or about April 26, 2006. Mr. Prosser is a director and Chairman Emeritus of RTW.

In connection with the transaction, Sellers agreed that they would not sell or transfer any additional shares of RTW common stock during 2006, without the express prior consent of RTW and that RTW is not required to consider or grant any request. The Letter Agreement expressly permitted:
1.	Sales by the Prosser Foundation, which currently holds 78,464 shares;

2.	Bona fide gifts or contributions by any Seller to any 501(c)(3) entity and any resale by this entity;

3.	Bona fide gifts by any Seller to any family member (other than a Seller) and any resale by this family member; and

4.	Sales by the David C. Prosser 1995 Unitrust or the David C. Prosser 1996 Unitrust, which collectively own approximately 22,000 shares.
In December 2005, the David C. Prosser 1997 Unitrust was terminated. The 65,476 shares held by the 1997 Unitrust were distributed as follows: (i) 10,365 shares to David and Margaret Prosser and (ii) 55,111 shares to the David C. Prosser and Margaret F. Prosser Foundation (“Foundation”). In addition, the David C. Prosser 1996 Unitrust distributed 2,668 shares to David and Margaret Prosser and the David C. Prosser 1995 Unitrust distributed 926 shares to David and Margaret Prosser. Each of these distributions to David C. Prosser was previously reported on Form 4.

In December 2005, each of David and Margaret Prosser resigned as directors of the Foundation. Accordingly, shares held by the Foundation are no longer included in this Schedule 13D as shares controlled by David Prosser.
Item 3. Interest in Securities of the Issuer
As of April 18, 2006, after giving effect to the transactions reported in this Schedule 13D, the ownership of David C. Prosser was as follows:

David C. Prosser

(a)	Amount Beneficially Owned — 427,772

(b)	Of the shares owned by Mr. Prosser, Mr. Prosser has the power to vote as follows:
(i)	Sole power to vote or direct the vote —279,339

(ii)	Shared power to vote or direct the vote —126,532

(iii)	Sole power to dispose or direct the disposition of 279,339

(iv)	Shared power to dispose or direct the disposition of —126,532
Of the shares listed above, 279,339 shares are owned solely by David C. Prosser, and 126,532 shares are owned jointly by David C. Prosser and Margaret F. Prosser. In addition, the following shares are deemed beneficially owned by David C. Prosser: (i)14,177 shares held by the David C. Prosser 1996 Unitrust; and (ii) 7,724 shares held by the David C. Prosser 1995 Unitrust
Item 7. Material to be Filed as Exhibits
Exhibit 10.1 Letter Agreement dated April 18, 2006 between RTW, Inc. and David C. Prosser and Margaret Prosser, incorporated by reference to the RTW Form 8-K dated April 18, 2006 and filed with the SEC.
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2006	/s/ David C. Prosser

David C. Prosser